SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2007

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CSN’S 2006 FORM 20-F FILED AT US SEC

São Paulo, Brazil, July 3, 2007. Companhia Siderúrgica Nacional - CSN [Bovespa: CSNA3, NYSE: SID] (the “Company”), Company that combines steel, mining, infrastructure and cement businesses, filed its annual report on Form 20-F for the fiscal year ended December 31, 2006 (the "2006 Form 20-F") with the U.S. Securities and Exchange Commission (the "SEC"). The 2006 Form 20-F is available on both the SEC's website at www.sec.gov and the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) website at www.cvm.gov.br, as well as on the Company's website at www.csn.com.br/ir

In addition, shareholders may receive a hard copy of the CSN's complete audited Financial Statements, free of charges by requesting a copy within a reasonable period of time from Alessandra Paschoalini Borges at CSN's Investor Relations Department, telephone (55 11) 3049-7593 or email: invrel@csn.com.br, or from our Investor Relations website at www.csn.com.br/ir.

Portuguese version of the Form 20-F will be available at www.csn.com.br/ri in August.

Any further information or questions regarding the 2006 Form 20-F may be obtained by contacting CSN's Investor Relations department (e-mail: invrel@csn.com.br).

Companhia Siderúrgica Nacional

Benjamin Steinbruch
Chief Executive Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 04, 2007

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Investor Relations Officer

By:	/S/ Otávio de Garcia Lazcano
Otávio de Garcia Lazcano Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.